SNR Denton US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA	T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

February 14, 2013

Securities and Exchange Commission Filing Desk - Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Shellpoint Mortgage Acceptance LLC Amendment No. 1 to Registration Statement on Form S-3 Filed October 15, 2012 File No. 333-184419

Ladies and Gentlemen:

On behalf of Shellpoint Mortgage Acceptance LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 1 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated November 13, 2012. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment

1.	Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable.

Response

We confirm that we have applied the SEC’s comments to the base prospectus and/or the supplements universally, if applicable and that we have made conforming revisions if comments issued for one apply to the other.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 2

Comment

2.	We note that throughout the registration statement you use the term “Issuer” which you have defined as the issuing entity. Please note that the issuer of asset-backed securities is the depositor for the particular issuing entity, and not the issuing entity itself. Refer to Securities Act Rule 191 and Item 1101(b) of Regulation AB. Please revise or delete definition of Issuer in the base prospectus and in each supplement, and replace references to the Issuer in the registration statement with “issuing entity” as appropriate.

Response

We have revised the references to the Issuer in the base prospectus, in each prospectus supplement and in any other places throughout the registration statement and replaced them with “issuing entity”.

Comment

3.	We note that throughout the registration statement you use the term “the company” which is not defined in the registration statement. Although in most cases the term appears to be referencing the depositor, in some places it is not clear whether the depositor or the issuing entity is being referenced. Please revise the registration statement to replace references to the company with the appropriate transaction party (e.g., the depositor, the issuing entity, etc.).

Response

We have revised all references to “the company” in the registration statement to reflect the appropriate transaction party.

Comment

4.	Please review defined terms to ensure correct and consistent usage throughout the registration statement and that all capitalized terms are defined. For example, we note that Balloon Loan and Pre-Funding Period are not defined.

Response

We have reviewed defined terms to ensure correct and consistent usage in the registration statement and have defined all capitalized terms.

Comment

5.	We note that there are cross-references in the registration statement to sections that we could not locate (e.g., “The Mortgage Pool—Underwriting Standards; Representations” and “The Mortgage Pool—Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account”). Please review all cross-references and revise so they are correct and consistent throughout the registration statement.

Response

We have reviewed all cross-references so they are correct and consistent throughout the registration statement and have made revisions as applicable.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 3

Comment

6.	Please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

Response

We confirm that we will file any enhancement or support agreements and agreements related to derivative instruments as exhibits as required by Regulation AB.

Comment

7.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file an unqualified tax opinion and an unqualified legal opinion, on or prior to the closing date for each transaction.

Comment

8.	We note that you may issue asset-backed certificates (in addition to asset-backed notes) under your registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response

We are aware of the federal district court ruling in Retirement Board of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 11 Civ. 5459 (WHP) (SDNY April 3, 2012), holding that publicly offered mortgage pass-through certificates are subject to the requirements of the Trust Indenture Act of 1939 ("TIA"). We are also aware of letters by leading industry groups to the district court judge in this case that requested reconsideration and supported an interlocutory appeal. While we agree with arguments that have been advanced by these industry groups that the ruling regarding TIA applicability is not correct, we recognize that, if the ruling is ultimately upheld, steps would need to be taken to cause the governing documents for mortgage pass-through certificates that are registered under the registration statement to comply with the TIA.

Accordingly, we have revised the form of Prospectus Supplement, version 1 (for Mortgage Pass-Through Certificates) at p. S-109 to address this issue. The new disclosure discusses this issue, and describes provisions that will allow amendments to be made to the pooling and servicing agreement as needed to result in compliance with the TIA, if it is determined that the TIA applies to these agreements. As and when legal developments related to this issue warrant, we will update this disclosure as used in any offering.

Base Prospectus

Introduction, page 1

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Comment

9.	Please revise your references to “trust fund” to refer to the “issuing entity” here and throughout your prospectus and supplements, as applicable.

Response

We confirm that we have revised all references to “trust fund” to refer to the “issuing entity” in the base prospectus and each prospectus supplement.

The Mortgage Pools, page 2

General, page 2

Comment

10.	We note your disclosure that the mortgage loans may consist of single family loans. Your prospectus supplements contemplate one-to-four family mortgage loans. Please revise or advise.

Response

As used by secondary mortgage market participants, the term "single family" generally means one- to four-family residential properties, as distinct from "multi-family" which generally means properties with five or more residential units. We generally use the term "single family" throughout the documents. "Single Family Property" is defined in the base prospectus at p. 138 as including a one family dwelling or a property with two- to four-family units. To avoid any confusion, we have revised the base prospectus and the prospectus supplements throughout to use the term "single family", except where the context otherwise requires. Please see the cover page of the base prospectus, and pages 72, 119 and 120 of the base prospectus, the cover page of the form of Prospectus Supplement, version 1, and pages S-8, S-41, S-47 and S-100 of the form of Prospectus Supplement, version 1, the cover page of the form of Prospectus Supplement, version 2, and pages S-7, S-45, S-51 and S-78 of the form of Prospectus Supplement, version 2.

Comment

11.	Furthermore, your base prospectus contemplates including buydown mortgage loans and your prospectus supplement states that none of the mortgage loans are buydown mortgage loans. If you intend to include buydown loans, please revise your prospectus supplement to indicate the type of disclosure you will provide.

Response

We have revised the base prospectus to remove buydown mortgage loans as permissible mortgage loans to be included in any transaction. The registrant will not include any buydown mortgage loans in any transaction.

Representations by Sponsor, page 8

Comment

12.	We note your disclosure on page 9 that the sponsor’s repurchase obligation will not arise if, after the loan is sold by the sponsor, an event occurs that would have given rise to a repurchase

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obligation had the event occurred prior to the sale of the mortgage loan. Please revise to clarify considering your disclosure regarding representations and warranties in your prospectus supplement related to notes beginning on page S-90. In particular, describe what you mean by “the event” as it is unclear whether you are referencing the breach or the discovery of the breach. Also, describe what you mean by “sale of the affected mortgage loan” as it is unclear whether you are referencing the sale of the loan to the sponsor or the sale of the loan to the issuing entity. Further, it is unclear whether a repurchase obligation would arise if there was a breach of a representation with respect to the loan at the time of origination (e.g., no fraud, error, omission, misrepresentation or negligence on the part of an originator), since those events would occur prior to the sale of the mortgage loan to the issuing entity.

Response

We have revised the disclosure on p. 9 of the base prospectus, taking into account your comments.

Comment

13.	Further, it appears that the sponsor’s representations and warranties will be contained in a mortgage loan purchase agreement. Please file a form of the mortgage loan purchase agreement with your next amendment and confirm that you will file the mortgage loan purchase agreement or any other agreement referenced in the pooling and servicing agreement and/or indenture at or before the time of the final prospectus.

Response

We have filed a form of mortgage loan purchase agreement as an exhibit to Amendment No. 1 on Form S-3/A. We confirm that we will file the mortgage loan purchase agreement or any other agreement referenced in the pooling and servicing agreement and/or indenture at or before the time of the filing of the final prospectus.

Other Financial Obligations Related to the Securities, page 46

Comment

14.	We note that derivative instruments may include market value swaps. Please revise to describe how the market value swaps will work.

Response

The derivative instruments will not include market value swaps. We have revised the disclosure accordingly.

Federal Income Tax Consequences, page 87

Comment

15.	We note on page 115 your disclosure that the tax consequences of holding or selling callable classes will be discussed in the related prospectus supplement. We could not locate this discussion in either supplement. If you intend to issue callable securities or other exchangeable or redeemable securities, please revise to provide disclosure throughout the registration statement, as appropriate.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 6

Response

We have revised the base prospectus to remove the disclosure that the tax consequences of holding or selling callable classes will be discussed in the related prospectus supplement.

Prospectus Summary Related to Notes

Cover Page

Comment

16.	Please identify the class designations of the securities offered. Refer to Item 1102(b) of Regulation AB.

Response

We have revised each prospectus supplement to include language identifying general class designations of the securities offered on the cover page in accordance with Item 1102(b) of Regulation AB.

Comment

17.	Please revise to indicate that you will disclose the principal amount and interest rate or specified rate of return of each class of securities offered. Refer to Items 1102(e) and (f) of Regulation AB.

Response

We have revised each prospectus supplement to include a bracketed placeholder to show that we will disclose the principal amount and interest rate of each class of securities offered on the cover page in accordance with Items 1102(e) and (f) of Regulation AB.

Comment

18.	Please identify each credit enhancement or support provider referenced in Items 1114(b) and 1115 of Regulation AB on the cover page and in the summary. Refer to Items 1102(h) and 1103(a)(3)(ix) of Regulation AB.

Response

We have revised each prospectus supplement to include a bracketed placeholder to show that we will disclose any credit enhancement or other support provider on the cover page in accordance with Items 1102(h) and 1103(a)(3)(ix) of Regulation AB. Each form of prospectus supplement already includes a bracketed placeholder in the related summary to show that we will disclose any credit enhancement or other support provider. Please see p. S-5 of the form of Prospectus Supplement, version 1, and p. S-4 of the form of Prospectus Supplement, version 2.

Summary of Prospectus Supplement, page S-4

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Comment

19.	We note that you have bracketed the name of the sponsor. Elsewhere, your registration statement discloses that New Penn Financial, LLC is the sponsor. Please revise to identify New Penn Financial as the sponsor throughout your registration statement.

Response

We have revised the registration statement to identify New Penn Financial, LLC as the sponsor. Please see p. S-123 of the form of Prospectus Supplement, version 1, and pages S-4 and S-130 of the form of Prospectus Supplement, version 2.

Comment

20.	Please revise the placeholder identifying servicers to provide for the inclusion of each affiliated servicer and each unaffiliated servicer that services 10% or more of the pool assets. Refer to Items 1103(a)(1) and 1108(a)(2) of Regulation AB. Additionally, we note on page 14 of the base prospectus that there may be special servicers in the transaction. Please provide bracketed disclosure where appropriate in the supplements regarding the special servicers.

Response

We have revised the placeholder identifying servicers to provide for the inclusion of each affiliated servicer and each unaffiliated servicer that will service 10% or more of the pool assets. Please see p. S-5 of the form of Prospectus Supplement, version 1, and p. S-4 of the form of Prospectus Supplement, version 2. We have also revised the supplements to add bracketed disclosure where appropriate to provide that there may be special servicers in the transaction. Please see pages S-5 and S-110 of the form of Prospectus Supplement, version 1, and pages S-4 and S-106 of the form of Prospectus Supplement, version 2.

Comment

21.	Please identify the denominations in which the securities may be issued. Refer to Item 1103(a)(3)(iv) of Regulation AB.

Response

We have revised the Summary of Prospectus Supplement to include a bracketed placeholder to show that we will disclose minimum denominations in accordance with Item 1103(a)(3)(iv) of Regulation AB. Please see p. S-6 of the form of Prospectus Supplement, version 1, and p. S-5 of the form of Prospectus Supplement, version 2.

Comment

22.	Please revise to indicate that you will provide disclosure to the extent that your pre-offering review process or results of the review have any impact on the disclosure of the material characteristics of the asset pool that you present in the summary.

Response

We have revised the summary at p. S-8 of the form of Prospectus Supplement, version 1, and p. S-7 of the form of Prospectus Supplement, version 2, to indicate that the disclosure takes into account the results of the pre-offering review. Normally the pre-offering review would be completed prior to the date of the prospectus supplement.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 8

Servicing Fee, page S-10

Comment

23.	We note your disclosure that the servicing fee will be calculated based on the “servicing fee rate described in the Indenture.” Please revise to indicate that you will disclose the servicing fee rate here.

Response

We have revised the Servicing Fee disclosure to show that we will disclose the servicing fee rate in each prospectus supplement. Please see p. S-13 of the form of Prospectus Supplement, version 1, and p. S-12 of the form of Prospectus Supplement, version 2.

Ratings S-11

Comment

24.	Please revise your summary to provide placeholders in brackets to identify each rating agency rating the offered securities. Refer to Item 1103(a)(9) of Regulation AB. Please also revise your disclosure on page S-97. Refer to Item 1120 of Regulation AB.

Response

Our forms of prospectus supplement are designed to omit identification of any rating agency rating the offered securities, notwithstanding Items 1103(a)(9) and 1120 of Regulation AB, in reliance on the No-Action Letter to Ford Motor Credit Company LLC dated November 22, 2010, and for the reasons stated in that letter. We understand that the rating agencies continue to indicate that they are unwilling to consent to be identified as an expert in a prospectus.

Risk Factors, page S-15

General

Comment

25.	Please revise your risk factors to include all risk factors that may be applicable to this prospectus supplement. For example, on page S-44, we note a cross-reference to a risk factor entitled “Pre-offering Review of the Mortgage Loans Underlying the Offered Notes May Not Reveal Aspects of the Mortgage Loan Which Could Lead to Losses”; however, such risk factor is not included in this prospectus supplement.

Response

We have revised the disclosure to add the Risk Factor “Pre-offering Review of the Mortgage Loans Underlying the Offered Notes May Not Reveal Aspects of the Mortgage Loan Which Could Lead to Losses.” For each transaction, a determination will be made as to which risk factors should be included and we will disclose the risks relating to recent developments in the mortgage industry, the transaction parties, the mortgage loans, the securities and any yield to maturity risks relating to such transaction.

The Notes are obligations of the Trust only, page S-15

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Comment

26.	Please revise your risk factor to make it consistent with the language on the cover page under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Response

We have revised the Risk Factor titled “The Notes are Obligations of the Issuing Entity Only” to provide that the notes offered by the prospectus supplement represent an interest solely in the Issuing Entity.

Recent developments in the residential mortgage market…, page S-18

Comment

27.	We note your disclosure on page S-22 under the subheading “Increase in Proposed Regulations” regarding the establishment of a joint powers authority among the County of San Bernardino, California, the City of Ontario, California and the City of Fontana, California. Please explain why disclosure of this risk is material to investors, including, whether a significant portion of the underlying loans will be related to properties located in this geographical area. If so, please revise this risk factor to clarify that point and provide a separate risk factor disclosing risks related to the concentration of loans in this specific geographical area (and other geographical areas, as applicable).

Response

We believe that the prospect of municipalities using eminent domain proceedings to seize mortgage loans, which have become undercollateralized due to a decline in real estate values, from securitization trusts at a loss represents a material risk to investors generally in residential mortgage backed securities. Similar proposals are being considered in a number of jurisdictions. It is not yet clear whether the actual use of eminent domain in this manner will become widespread, but that is a possibility. The purpose of the disclosure is to alert investors to this possibility. We would include the disclosure in any transaction, because this risk could affect the value of residential mortgage backed securities if the use of eminent domain in this manner becomes widespread. If for a particular offering the mortgage pool includes material concentrations of loans secured by properties located in San Bernardino or other jurisdictions that have established such programs, we would include the bracketed language that we have added to the disclosure. Please see bracketed disclosure included on p. S-37 of the form of Prospectus Supplement, version 1, and p. S-40 of the form of Prospectus Supplement, version 2.

The Mortgage Pool, page S-33

Comment

28.	We note your disclosure that the mortgage pool will be presented as of a cut-off date. We also note your disclosure on page S-46 that the description of the mortgage pool is as of the close of business of the cut-off date “as adjusted for the scheduled principal payments due on or before the date.” Please revise to clarify whether your disclosure will assume that payments have been made, as scheduled. If so, also revise here and on page S-42 to disclose that your delinquency disclosure assumes that payments have been made, as scheduled, and does not reflect actual payment activity as of the close of business of the cut-off date.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 10

Response

We have added clarifying language on p. S-47 of the form of Prospectus Supplement, version 1, and p. S-51 of the form of Prospectus Supplement, version 2. References to principal balances as of the Cut-off Date are to the scheduled balances and assume that all payments due on or before that date have been made. However, statements about delinquency status at any time are based on actual payment activity. We do not see these usages as being inconsistent.

Comment

29.	We note your description of the transfer of the mortgage pool and related mortgage loans on page S-33. The disclosure is inconsistent with disclosure elsewhere in the prospectus supplement describing such transfers, such as your chart on page S-12. For instance, you disclose that “The Sponsor in turn will have acquired the mortgage loans on the Closing Date from [Name of Sponsor].” Further, it is unclear from your description how the issuing entity ultimately receives the mortgage pool. Please revise your disclosure as appropriate.

Response

We have revised the disclosure which is now on p. S-51 of the form of Prospectus Supplement, version 2, to make clear that the sponsor originates mortgage loans or acquires mortgage loans from correspondents, then the sponsor sells the pooled mortgage loans to the depositor pursuant to a mortgage loan purchase agreement, and then the depositor sells the mortgage loans to the issuing entity pursuant to a trust agreement.

Pre-Offering Review of the Mortgage Loans, page S-43

Introduction, page S-43

Comment

30.	We note your disclosure that the sponsor conducted a review for the purpose of providing reasonable assurance that the disclosure regarding the mortgage pool in the prospectus supplement is accurate in all material respects. Please include a bracketed statement in your disclosure that the sponsor’s review does provide such reasonable assurance.

Response

We question whether an express statement that the sponsor’s review does provide reasonable assurance that the disclosure regarding the mortgage pool in the prospectus supplement is accurate in all material respects is required. We understand that Rule 193 requires a review of the pool assets that is designed and effected to provide such reasonable assurance, and that disclosure about the nature and findings of the review of the assets is required under Regulation AB Item 1111(a)(7). The pre-offering review described in the prospectus supplement is required to meet the “reasonable assurance” standard of Rule 193.

Additional Information, page S-46

Comment

31.	We note your statement that in no event will more than 5% of the mortgage loans or mortgage securities deviate from the characteristics of the mortgage loans or mortgage securities set forth in the prospectus supplement. Please confirm whether your representation means that you will disclose changes of 5% or more due to the activity of the loans already identified to be included in

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the pool. For example, tell us if the representation relates to whether you will disclose changes of 5% or more due to a change in delinquency. We also note your disclosure on page 6 of the base prospectus. Refer also to our comment 28 above.

Response

We have revised the disclosure on p. S-56 of the form of Prospectus Supplement, version 1, and p. S-65 of the form of Prospectus Supplement, version 2, to conform to the other references noted in your comment, and to make clear that the 5% or more variances would result from changes in the pool composition. Such changes in pool characteristics would not occur, absent a change in the pool composition, because the information (including delinquency status information) is presented as of the Cut-off Date.

Mortgage Loan Origination, page S-47

Comment

32.	We note that you have identified New Penn Financial, LLC as the “Originator” of the mortgage loans. However, we also note your disclosure that New Penn Financial, LLC acquires a certain amount of mortgage loans through “Correspondents” who are third-party originators. We also note your disclosure on page 8 of the base prospectus that other institutions may originate loans. Please revise to indicate that you will identify any Correspondent or any other originator that originated, or is expected to originate, 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB. Please also provide the information set forth in Item 1110(b) of Regulation AB with respect to any Correspondent or any other originator that originated, or is expected to originate, 20% or more of the pool assets.

Response

We have revised the disclosure on p. S-59 of the form of Prospectus Supplement, version 1, and p. S-65 of the form of Prospectus Supplement, version 2, to include a placeholder for the identification of any Correspondent or other third-party originator that originated 10% or more of the mortgage loans in the mortgage pool. We have also added a placeholder for the disclosure required by Item 1110(b) of Regulation AB for any Correspondent or other third-party originator that originated 20% or more of the mortgage loans in the mortgage pool. Please see p. S-69 of the form of Prospectus Supplement, version 1, and p. S-77 of the form of Prospectus Supplement, version 2.

The Sponsor, page S-80

Comment

33.	Please clarify in your disclosure that the sponsor does not have a significant securitization history.

Response

We have revised the disclosure to clarify that the sponsor does not have a significant securitization history. Please see p. S-98 of the form of Prospectus Supplement, version 1, and p. S-98 of the form of Prospectus Supplement, version 2.

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Comment

34.	We note your bracketed representation on page S-81 that there were no repurchases during the calendar year. Please revise the registration statement to indicate that you will include disclosure with respect to the look-back periods described in Item 1104(e) of Regulation AB.

Response

We have revised the disclosure as requested. Please see p. S-99 of the form of Prospectus Supplement, version 1, and p. S-99 of the form of Prospectus Supplement, version 2.

The Depositor, page S-81

Comment

35.	Please disclose the date of formation of the depositor and clarify in your disclosure that the depositor is a newly formed entity and does not have a significant operating history.

Response

We have revised the depositor section to disclose the date of formation of the depositor and to clarify that the depositor does not have a significant operating history. Please see p. S-99 of the form of Prospectus Supplement, version 1, and p. S-99 of the form of Prospectus Supplement, version 2.

The Servicing Agreement, page S-83

Comment

36.	Provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved (including any special servicers) and indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d) of Regulation AB, as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

Response

Each of the Master Servicer, the Servicer and any subservicer are responsible for the servicing criterion set forth in Item 1122(d) of Regulation AB, to the extent applicable to it. It is uncertain which portions will be applicable to each party depending on the role played by the parties. We have added additional disclosure however to clarify.

Originators and Servicers, page S-84

Comment

37.	We note your cross-reference to the prospectus supplement related to the certificates. Each prospectus supplement is considered a separate document and should contain the entirety of the disclosure applicable to it. Please refrain from cross-referencing disclosure set forth in a separate prospectus supplement and revise your disclosure here to include all applicable information.

Shellpoint Mortgage Acceptance LLC February 14, 2013	Page 13

Response

We have revised the prospectus supplement related to mortgage-backed notes to contain the entirety of the disclosure applicable to it and removed all cross-references to the prospectus supplement related to the certificates.

Comment

38.	It is unclear to us why biographical disclosure about an originator would be described with the servicing agreement. See also our comment 32 above. Please revise or advise.

Response

We have removed originator disclosure from the servicing agreement section and moved the disclosure so that it appears under the heading “The Originator”.

Affiliations, Relationships and Related Transactions, page S-97

Comment

39.	Please revise your disclosure to discuss the relationship between the issuing entity and the depositor and any other affiliated parties. Refer to Item 1119 of Regulation AB.

Response

We have revised the disclosure to discuss the relationship between the issuing entity and the depositor and any other affiliated parties in accordance with Item 1119 of Regulation AB. Please see p. S-115 of the form of Prospectus Supplement, version 1, and p. S-117 of the form of Prospectus Supplement, version 2.

Comment

40.	To the extent the Equity Certificates are expected to be issued to a transaction party or its affiliates, please provide disclosure as appropriate.

Response

We have revised the prospectus supplement to add a placeholder to show that we will provide disclosure to the extent the Equity Certificates are expected to be issued to a transaction party or any affiliate of a transaction party.

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Annex A – Static Pool Information

Comment

41.	Please provide the form of Annex A.

Response

We have included a form of Annex A as part of each form of Prospectus Supplement which shows static pool information for prior securitizations sponsored by the Sponsor. The Sponsor will not have any material static pool information by vintage origination years.

Part II – Information Not Required in Prospectus

Undertakings, page II-3

Comment

42.	We note your Item 512(l) undertaking in which you undertake that the information provided in response to Item 1105 of Regulation AB through a Web site is deemed to be a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the Item 512(l) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

Response

We have revised Part II as requested.

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Arthur Sandel

Rolaine Bancroft

Division of Corporation Finance